Exhibit 99.2

Erayak Power Solution Group Inc. Announces Closing of $12 Million Initial Public Offering

Wenzhou, China, December 16, 2022 (GLOBE NEWSWIRE) -- Erayak Power Solution Group Inc. (“Erayak” or the “Company”) (Nasdaq: RAYA), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, today announced the closing of its initial public offering of 3 million Class A ordinary shares at a public offering price of $4.00 per share, for total gross proceeds of $12 million, before deducting underwriting discounts, commissions, and other related expenses. In addition, Erayak has granted the underwriters a 45-day option to purchase up to an additional 450,000 ordinary shares at the public offering price, less underwriting discount, and commissions.

The ordinary shares began trading on the Nasdaq Capital Market on December 14, 2022, under the ticker symbol "RAYA."

Craft Capital Management LLC and R.F. Lafferty & Co., Inc. are acting as co-underwriters and joint book-runners for the offering. Ortoli Rosenstadt LLP is acting as counsel to the Company, and VCL Law LLP is acting as counsel to the underwriters.

A registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission on December 13, 2022. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This offering is being made only by means of a written prospectus, forming a part of the effective registration statement. Copies of the final prospectus relating to the initial public offering can be obtained, when available, from: Craft Capital Management LLC, Attention: Richard Rizzuto, 377 Oak Street, Lower Concourse, Garden City, NY 11530 or by email rrizzuto@craftcm.com; R.F. Lafferty & Co., Inc., Attention: John Heidenreich, 40 Wall Street, 29th Floor, New York, NY 10005, or by email atofferings@rflafferty.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Underwriter Contact Information:

Craft Capital Management, LLC

Stephen Kiront

Jeffrey Zheng

377 Oak Street, Lower Concourse

Garden City, NY 11530

Member FINRA SIPC MSRB

Phone: 516-833-1325

www.craftcm.com

R. F. Lafferty & Co., Inc.

John Heidenreich, CFA

40 Wall Street, 29th Floor,

New York, NY 10005

Phone: 212.293.9015

Email: offerings@rflafferty.com

www.RFLafferty.com

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com